PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

5 June 2009

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

26 May	**Pearson Brazil and eCollege chosen to increase educational opportunities for Brazil's business students**
28 May	**Pearson and Jumpstart Recognized as One of America's Best Business/Nonprofit Partnerships**
1 June	**Directors' Shareholding**
1 June	**Arizona Department of Education Awards *Arizona's Instrument to Measure Standards (AIMS)* Contract to Pearson**
2 June	**RTA and Pearson VUE Enter Exclusive Partnership to Launch New Dubai Driver Test**
3 June	**Robin Freestone, CFO, presented at the Merrill Lynch TMT Conference on Wednesday 3rd June 2009**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dlw
6/15

< Back to search results

Pearson Brazil and eCollege chosen to increase educational opportunities for Brazil's business students

26 May 2009

More than 18,000 students have improved access to blended and fully online courses

Pearson Brazil and eCollege, the leading global provider of integrated technology, content and support services to power online and blended learning programs, today announced a partnership with Veris Educacional, one of Brazil's leading private university groups which operates Ibmec campuses in Rio de Janeiro, Belo Horizonte and Distrito Federal as well as several other educational brands.

Veris Educacional selected Pearson Brazil's offering of eCollege because the platform offers more than just a learning management system. Pearson eCollege combines on-demand or cloud computing capabilities with Pearson's world-class content, including print, digital media and online courses, allowing Ibmec campuses to deliver greater, measurable success to thousands of students throughout Brazil.

'We selected the Pearson eCollege learning platform because it offered more administrative possibilities than any other available solution,' said Eduardo L. Wurzmann, President of Veris Educacional. 'Pearson combines leading education services and solutions to deliver improved online learning environments for our educators and students.'

Veris Educacional serves nearly 18,500 students and provides associate, bachelor's and master's degrees in multiple disciplines. As one of the top five traditional business and financial schools in Brazil, Ibmec was one of the first schools to offer an executive MBA program in the country. Veris Educacional will leverage the Pearson eCollege learning platform to deliver the MBA, CBA and management courses online.

'Pearson Brazil is delighted to have Veris Educacional as our first Pearson eCollege client in Brazil,' said Guy Gerlach, President of Pearson Brazil. 'As an education solutions provider, Pearson Brazil and our sister company, Pearson eCollege, will provide Veris Educacional with leading technology, student support tools and access to premium content for the rapidly developing distance education market in Brazil.'

'Pearson eCollege provides the integrated technology and services that international institutions need to enrich student learning in any language,' said Matt Leavy, Chief Executive Officer of Pearson eCollege. 'Ibmec has helped thousands of students in Brazil and now, with Pearson eCollege, Ibmec's educators will leverage our technology to do what they do best--improve students' lives through education.'

Pearson eCollege is a top provider of education technology, content solutions and support services at hundreds of the most successful blended and fully online academic programs in the US and increasingly, around the world.

The company recently added language support for Spanish and Portuguese to its learning platform. Pearson eCollege also works closely with other Pearson companies, such as Pearson Longman's English Language Training, to provide technology-enriched content to help Latin American students meet their academic goals.

About Veris Educational
Veris Educacional aims to be the best institution of higher education in Brazil, being already considered one of the most important names of the Brazilian private educational system. In the last years Veris has invested in its national expansion. Nowadays Veris has an enrollment of 18,500 students. Its campuses are located in the cities of São Paulo (State of São Paulo), Rio de Janeiro (State of Rio de Janeiro), Brasília (DC), Sorocaba (State of São Paulo), São José dos Campos (State of São Paulo) and Campinas (State of São Paulo). Veris' colleges offer undergrad education, postgraduate education and technician graduation courses. Veris Educacional is administrated with strong principles, such as professional management, corporate governance and costs control, in order to produce increasing and lasting results.

About Pearson eCollege
Pearson eCollege enables educators globally to achieve measurable success for online and blended education through on-demand education solutions that advance and improve the teaching and learning experience for learners in multiple types of educational institutions and programs. Pearson eCollege provides a composable (SaaS) learning platform, academic services, rich content solutions and renowned multi-level user support that help students and teachers reach their education goals. Pearson eCollege is the leading provider of technology and services to the top online schools and programs globally. Pearson (LSE: PSON, NYSE: PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. Pearson is dedicated to helping people of all ages to learn at their own pace, in their own way. In addition to Education, Pearson's primary operations include the Financial Times Group and the Penguin Group. For more information, visit www.ecollege.com or www.pearson.com

Susan Aspey
Susan.aspey@pearson.com or +1 (347) 421-2473

Pearson and Jumpstart Recognized as One of America's Best Business/Nonprofit Partnerships

< Back to search results

28 May 2009

Organizations Receive Best Cause Marketing Event Honors at Seventh Annual Cause Marketing Forum Halo Awards

Chicago, IL, May 28, 2009 -- Pearson and Jumpstart were honored today with the Cause Marketing Forum's Halo Award, the industry standard for companies and causes that do well by doing good. The two founding partners of Jumpstart's Read for the Record Campaign were recognized for their work in the 2008 campaign, receiving the gold medal for "Best Cause Marketing Event" at the seventh annual Cause Marketing Forum conference in Chicago.

Jumpstart's Read for the Record is a national campaign to encourage hundreds of thousands of children and adults to read the same book on the same day. The third annual campaign, held on October 2, 2008, was the largest to date, engaging nearly 700,000 participants across the U.S. while at the same time raising awareness about the importance of early education, and supporting Jumpstart's mission to connect young adults in one-to-one relationships with preschool students.

Working with teachers, district superintendents, government officials, businesses, and educational organizations, Jumpstart and Pearson together organized reading events ranging from small, intimate settings to large community celebrations that included current United States Secretary of Education Arne Duncan and celebrities like LL Cool J and Mary Louise-Parker. Over 1,500 Pearson people, working through the Pearson Foundation, took part in these events. The partners also encouraged nonprofits and corporations to enlist their own employees in local events.

As has been the case since Jumpstart's Read for the Record Campaign began in 2006, Pearson's support for the 2008 campaign included underwriting the publication of the limited edition campaign book and the donation of this edition to hundreds of school districts across the country. In addition, the book--the Penguin Young Readers classic Corduroy by Don Freeman--was sold by the Campaign's retail partners and made available online at www.readfortherecord.org. All proceeds from campaign book sales went directly towards Jumpstart's work with at-risk children in low-income communities.

"The success of Jumpstart's Read for the Record could not have happened without the continued support of Pearson. With their help, more than 218,000 books were donated to children in low-income communities last year, and nearly $2 million was raised to support our yearlong programming," said James Cleveland, Jumpstart President. "During this economic climate, it is important to have the commitment of a corporation as devoted to an organization's mission as Pearson is to Jumpstart and Jumpstart's Read for the Record."

"We at Pearson believe strongly in the importance of literacy and community service. Jumpstart's commitment

to bringing college students into the lives of young learners connects the college campus and the pre-school classroom in a way that is in perfect harmony with our business and core values," said Mark Nieker, Pearson Foundation President. "Across Pearson, Read For The Record has become one of our most important annual events, and we are honored to be recognized by the Cause Marketing Forum."

"The Cause Marketing Halo Awards demonstrate the good that can be done when businesses and nonprofits team up," said David Hessekiel, president of Cause Marketing Forum, Inc., the program's organizer. "It's a competition in which we all win."

About Jumpstart
Jumpstart is a national early education organization that works toward the day every child in America enters school prepared to succeed. By pairing nearly 4,000 trained adult mentors with underserved preschoolers for a full school year, Jumpstart helps children develop the language, literacy, and social skills they'll need to thrive in kindergarten and beyond. Working alongside parents and families, Jumpstart is currently serving nearly 15,000 children across 20 states, in partnership with more than 300 early learning centers and 74 universities and colleges throughout the country. Jumpstart's national sponsors include American Eagle Outfitters, AmeriCorps, Pearson, Sodexo, and Starbucks. Jumpstart is the five-time recipient of the Fast Company/Monitor Social Capitalist Award (2004-2008) and has received a four-star rating from Charity Navigator. For more information, visit the Jumpstart website at www.jstart.org.

About the Pearson Foundation
Pearson, the international education and information company, is Jumpstart's Read for the Record's Sponsor and Founding Partner. The Pearson Foundation extends Pearson's commitment to education by partnering with leading nonprofit, civic, and business organizations to provide financial, organizational, and publishing assistance across the globe. The Foundation aims to make a difference by sponsoring innovative educational programs and extending its educational expertise to help in classrooms and in local communities. For more information, visit www.pearsonfoundation.org.

Contact:

Jodi Hullinger
Jumpstart
857-413-4624
Jodi.hullinger@jstart.org

Adam Ray
Pearson Foundation
415-533-1005
media@pearsonfoundation.org

Directors' Shareholding
01 June 2009

< Back to search results

Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **SUSAN FUHRMAN**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **SUSAN FUHRMAN**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **241**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00003%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction **$11.1232**	14.	Date and place of transaction **19 MAY 2009 LONDON**
15.	**Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)** **8,036 0.00099%**	16.	Date issuer informed of transaction **29 MAY 2009**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	**Date of grant** **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	**Total amount paid (if any) for grant of the option** **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	**Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise** **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	**Any additional information** **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification ___1 JUNE 2009____________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) **An *issuer* making a notification in respect of a** transaction relating to the *shares* or debentures **of the *issuer* should complete boxes 1 to 16, 23 and 24.**

(2) **An *issuer* making a notification in respect** of a derivative relating the *shares* of the *issuer* **should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.**

(3) **An *issuer* making a notification in respect** of options granted to a *director/person discharging **managerial responsibilities*** **should complete** boxes 1 to 3 and 17 to 24.

(4) **An *issuer* making a notification in respect of a** *financial instrument* relating to the *shares* of **the *issuer* (other than a debenture) should complete** boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and **24.**

Please complete all relevant boxes should in block capital letters.

1.	**Name of the *issuer*** **PEARSON PLC**	2.	State whether the notification relates to (i) a **transaction** notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in **accordance** with section 324 (as extended by **section** 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (i) AND (ii)**
3.	**Name of *person discharging managerial responsibilities/director*** **MARJORIE SCARDINO**	4.	**State** whether notification relates to a *person* **connected** with a *person discharging **managerial** responsibilities/director* named in **3 and** identify the *connected person* **N/A**
5.	**Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest**[1] **HOLDING**	6	**Description** of *shares* (including *class*), **debentures** or derivatives or financial **instruments** relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	**Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them** **MARJORIE SCARDINO**	8.	**State** the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S EMPLOYEE STOCK PURCHASE PLAN**
9	**Number of *shares*, debentures or financial instruments relating to *shares* acquired** **365**	10.	**Percentage** of issued *class* acquired (*treasury **shares*** of that *class* should not be taken into **account** when calculating percentage) **0.00005%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction **$10.7588**	14.	Date and place of transaction **18 MAY 2009 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **631,116 0.07793%**	16.	Date issuer informed of transaction **29 MAY 2009**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification __1 JUNE 2009__________________

< Back to search results

Arizona Department of Education Awards *Arizona's Instrument to Measure Standards (AIMS)* Contract to Pearson
01 June 2009

BLOOMINGTON, Minn. - June 1, 2009 - The Arizona Department of Education (ADE) today announced that it has awarded a new contract for *Arizona's Instrument to Measure Standards (AIMS)* program to Pearson after receiving unanimous approval from the Arizona State Board of Education (SBE).

The AIMS testing program consists of custom, criterion-referenced tests aligned to Arizona Content Standards in reading, mathematics, science and writing for students in grades 3-8 and high school. The AIMS assessments are an important part of Arizona's AZ-LEARNS district and school accountability program and are also used to meet the requirements of the federal No Child Left Behind (NCLB) Act of 2001 for measuring adequate yearly progress (AYP).

High school students who pass AIMS assessments in reading, mathematics and writing are eligible to earn an Arizona high school diploma. Reading and mathematics assessments for grades 3-8 are augmented with Pearson's nationally normed *Stanford Achievement Test, 10th Edition (SAT-10)*, which is also administered separately in reading, mathematics and language arts for students in grades 2 and 9.

"On behalf of everyone at Pearson, we are honored that the ADE selected us to help deliver a high-quality assessment program aimed at improving teaching, learning and academic achievement for all Arizona students," said Douglas Kubach, president and CEO, Assessment and Information Group of Pearson.

The new contract is valued at approximately $11.8M USD through June 2010, after which time it is annually renewable through June 2014 based on the state's discretion, bringing the total potential contract value to $68.2M USD over a maximum five-year term.

About Pearson: Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses

include the Financial Times Group and the Penguin Group.
For more information, go to www.pearson.com.

2 June 2009

For more information: Pearson-Adam Gaber,
212.641.6118, adam.gaber@pearson.com

RTA and Pearson VUE Enter Exclusive Partnership to Launch New Dubai Driver Test

02 June 2009

< Back to search results

The Road and Transport Authority of Dubai has announced a new partnership with computerbased testing leader Pearson VUE to deliver what it believes will be the world's most high-tech Driver Testing System.

London (PRWEB) June 2, 2009 -- The Road and Transport Authority of Dubai has announced a new partnership with computerbased testing leader Pearson VUE to deliver what it believes will be the world's most high-tech Driver Testing System.

From May 2009, Pearson VUE will handle all the test delivery aspects including:

- Candidate registration and payment
- Publishing the on-screen theory test on Pearson VUE's proven reliable software
- Ensuring test security at Dubai's network of test centres
- Managing and safeguarding candidate data
- Multilingual customer support
- Assessing candidates under live conditions in the practical element of the driving test.

Pearson VUE already delivers the world's largest computer-based testing programme, the Driver Theory Test for the UK, and has years of experience in administering large-volume, high-stakes, multi-site tests on a daily basis.

The Driver Training and Qualification Department, in collaboration with the Driver Licensing Department, is working with strategic partners to ensure improved service delivery to candidates and this project is the critical success factor to their efforts in increasing customer satisfaction.

Ali Al-Jassim, Director of the Licensing Department at the RTA, explains, "As well as being the first Arab nation to deliver a driving test as advanced as this, we are also very excited about the multilingual support element to Pearson VUE's service. Candidates applying for a Dubai driving licence will have the option of many different languages when going through the process, including English, Arabic and Urdu. We selected Pearson VUE as our testing partner above other bidders from across Europe and the Middle East because of their proven track record in reliably delivering tests of this nature."

Suzana Lopes, Pearson VUE VP - EMEA Sales and Marketing, adds: "The Driver Testing System in Dubai will be one of the most technologically advanced testing programmes in the world thanks to the integration of in-car hardware and software into the test programme. CCTV cameras and tablet PCs will capture potential test data and create an even more accurate and reliable testing environment. Dubai has always prided itself on being a leader in the fields of technology and innovation, and we anticipate that the new Driver Testing System will set a very attractive example to neighbouring countries wishing

to follow its lead." [illegible]

Media contacts: Oliver Chesher or Fiona McFadden at GyroHSR, (44 161 876 5522), oliver.chesher (at) gyrohsr.com / fiona.mcfadden (at)gyrohsr.com

[illegible]o editors: Pearson VUE (www.pearsonvue.co.uk) is [illegible]l leader in computer-based testing for information [illegible]ogy, academic, government and professional testing programmes around the world.

Pearson VUE provides a full suite of services from test development to data management, and delivers exams through the world's most comprehensive and secure network of test centres in 165 countries. Pearson VUE is a business of Pearson (NYSE: PSO; LSE: PSON), the international media company, whose businesses include the Financial Times Group, Pearson Education and the Penguin Group.

< Back to search results

Robin Freestone, CFO, presented at the Merrill Lynch TMT Conference on Wednesday 3rd June 2009

03 June 2009

Click here to listen to a replay of the audio

Download the presentation here

PEARSON

BofA-ML TMT Conference
Robin Freestone
Chief Financial Officer

3 June 2009

PEARSON

Forward-looking statements

Except for the historical information contained herein, the matters discussed in this presentation include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future.

There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents.

Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

PEARSON

Agenda

Sustained financial progress

Good secular growth opportunities

Strong market positions

PEARSON

Diversified revenue mix


Revenue by business
Advertising 5%
US School Curriculum 14%
Content 11%
FT Group 16%
Assessment & Information 10%
RoW 6%
North American Education 41%
UK 4%
Penguin 20%
US 10%
Professional 5%
US Higher Education 14%
International Education 18%
Testing 3%
Publishing 2%
Canada 3%
Asia 3%
Americas 2%
Middle East & Africa 1%
Europe 12%


Revenue by geography
Europe 27%
North America 62%

pro forma results

PEARSON

Business priorities

Content +

Technology and services

International expansion

Efficiency

PEARSON

Financial goals

Earnings

Cash

ROIC

PEARSON

Sustained financial progress

Adjusted operating profit (continuing)



£355
£470
£552
£619
5-year CAGR: ~18% at constant exchange rates
2004
2005
2006
2007
2008

	2004	2005	2006	2007	2008
Margin	10.6%	12.8%	13.8%	[illegible]	[illegible]
£/$	1.83	1.81	1.84	[illegible]	[illegible]

PEARSON

Strong cash generation

Operating cash flow



£418
£570
£575
£684
5-year CAGR: ~18%
2004
2005
2006
2007
2008

	2004	2005	2006	2007	2008
Cash Conversion	98%	113%	97%	108%	104%
FCF per share (p)	34.9	55.1	54.4	67.0	79.2

PEARSON

Rising return on invested capital (%)



6.3
7.3
8.1
8.9
9.2
2004
2005
2006
2007
2008

Growing dividend

Pence per share



17.4
18.8
20.1
21.4
22.3
23.4
24.2
25.4
27
29.3
31.6
33.8
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

2008 record results

£m	2008	2007	Headline growth	CER growth
Sales	4,811	4,162	*16%*	*8%*
Operating profit	762	619	*23%*	*11%*
Margin	15.8%	[illegible]	[illegible]	
Adjusted eps	57.7p	[illegible]	[illegible]	
Operating cash flow	796	[illegible]	[illegible]	
ROIC	9.2%	[illegible]	[illegible]	
Dividend	33.8p	31.6p	*7.0%*	

PEARSON

Outlook for 2009

- Uncertain economic backdrop
- Early actions to prepare
- Strong balance sheet
- Continuing to invest
- Resilient business mix

PEARSON

Our markets in 2009

North American Education
- College enrolments and funding robust
- K-12 publishing market weak; testing resilient
- Federal stimulus: funding and reform

International Education
- Global education spending resilient in '09
- Testing, qualifications, Higher Education relatively unaffected
- Strong secular growth trends

PEARSON

Business information
- Healthy demand for premium content and services
- Advertising market weak
- Subscription businesses resilient

Consumer publishing
- Healthy demand for bestsellers
- Retailer and consumer confidence low
- Strong growth in digital content, channels, devices

PEARSON

Good secular growth opportunities

Consumer Books

Business Information

Education

PEARSON

Trade publishing trends

% UK population aged 65+ years old



15.6
16.4
18.9
22.5
2000
2010
2020
2030
2040

... s Bureau

PEARSON

Trade publishing trends: rising literacy

Rising literacy in India
Population (m); Literacy rate (%)



1200
1000
800
600
400
200
0
%
70
60
50
40
30
20
10
0
1951 1961 1971 1981 1991 2001

Source: Ministry of Home Affairs, Registrar General

Rising book retail space in India
Sq ft (top 3 book stores)



632,980
160,073
80,189
2000
2003
2007

Source: Pearson

Trade publishing trends: digital



Amazon Kindle launched
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Business info trends: globalisation

Trade-to-GDP-ratio


100
90
80
70
60
50
40
30
20
10
0
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006

Source: OECD

Non-US GMAT examinees
% of total non-US


37.9%
2000
2008

Source: GMAC

PEARSON

Business info trends:

Expected change in number of assets priced over next 3 years


Increase
No change
Decrease
Government Bonds
Corporate Bonds
ABS/MBS
Vanilla Derivatives
Complex Derivatives

NYSE, Amex, NYSE Arca and Nasdaq combined daily market data


1200m
1000m
800m
600m
400m
200m
0
Jan 2000
Jan 2002
Jan 2004
Jan 2006
Jan 2008
#Quotes
#Trades
Total
Trend

Source: A-Team Group

Source: NYSE Euronext and Alte Group

PEARSON

Education trends: rising participation

Number of pupils (m)



132
Tertiary
503
Secondary
687
Primary
1991
2004

Source: UNESCO, World Bank

PEARSON

Education trends: increasing expenditure



US Unemployment Rate, % (2007)
US Median Weekly Earnings, $ (2007)
Doctoral degree
Professional degree
Master's degree
Bachelor's degree
Associate degree
Some college, no degree
High-school graduate
high school diploma
0
2
4
6
8
0
500
1,000
1,500

Source: US Department of Labor

PEARSON

Education trends: global

Total MyLab registrations, (m)



1.8
2.2
2.9
4.3
2005
2006
2007
2008

International MyLab registrations



30,000
237,000
2005
2006
2007
2008

Source: Pearson

PEARSON

Education trends: software

Worldwide School & Professional testing revenues, $m



293
507
613
1041
1,237
2002
2003
2004
2005
2006
2007
2008

PEARSON

Strong market positions

Consumer Books

Business Information

Education

PEARSON

Penguin

Trade publishing revenues, 2008 ($bn)



Random House 2.5
Lagardere 2.3
Penguin 1.7
De Agostini* 1.6
Scholastic** 1.4
HarperCollins 1.3
Holtzbrinck
Simon & Schuster 0.9

Source: Pearson, Company Accounts
* Most recent year available (2007)
** [illegible] 2009
[illegible] converted at the average exchange rate for the year

PEARSON

The FT Group

Global market for Evaluated Pricing Data by Vendor (2007)



Bear Stearns 5%
Telekurs 2%
Reuters 7%
S&P 9%
Others 14%
Interactive Data 63%

Source: Interactive Data investor day presentation

US % C-Suite readership



Financial Times
The Economist
WSJ
Forbes
Fortune
Business Week
0
10
20
30

Source: Mendelsohn Survey

PEARSON

Technology and services
FT Group revenue mix, %



70%
60%
50%
40%
30%
20%
2000
2001
2002
2003
2004
2005
2006
2007
2008

PEARSON

The largest education publishing & services company

#1 in Global education publishing & services
Largest education publisher in the world
(US$ revenue in billions, 2007)



Pearson
5.6
Cengage Learning

(1) Pearson excludes Government Solutions & Scanners and includes Harcourt Assessment & International and eCollege.
(2) Houghton Mifflin Harcourt (HMH) including HM Riverdeep and [illegible] Supplemental.
(3) [illegible] includes Houghton Mifflin Higher Education

#1 in Intl education publishing & services
Largest education publisher ex-US
(US$ revenue in billions, 2007)



Pearson*
1.6
Lagardere
0.8
Prisa
0.7
McGraw-Hill
0.4
Infinitas Learning
0.4
Sanoma WSOY
0.3
Cengage Learning
0.2

Source: Pearson, Company Accounts, Analyst estimates
* Pro forma to include Harcourt International

PEARSON

Unique bre[illegible] education business

Market Share	Pearson	McGraw-Hill	Cengage Learning	HMH
School Basal & Supplemental	Market participant	Market participant		Market leader
School Assessment	Market leader	Market participant		Market participant
Curriculum Software	Market leader			Market participant
School Enterprise Software	Market leader			
Higher Education	Market leader	Market participant	Market participant	
International Education*	Market leader	Market participant	Market participant	Market participant
Professional testing	Market participant			

● Market leader ● Market participant

PEARSON

Sustained organic investment

Education & Penguin pre-publication expenditure & authors advances, $m



566
625
627
642
657
741
775
2002
2003
2004
2005
2006
2007
2008

PEARSON

Investing in bolt-on acquisitions

Year	Acquisitions	Disposals
2002	Abrams, DDC, SPS	RTL, Forum, PH Direct
2003	Edexcel, LessonLab, Comstock	El Mundo
2004	Altona Ed, BBC Children's, Causeway, Dominie Press, KAT, Futuresource	Capella Education, Business.com
2005	AGS, BBC Adult, Co-nect, Index Books, IS Teledata	Recoletos, Marketwatch
2006	Promissor, NES, PowerSchool, Chan[illegible], PBM, Ellis, EET, Quote.com, Mergermarket	
2007	Harcourt International,, eCollege, Exec appointments, Infinata, xcitek, Edustructures	Government Solutions , SBG Religion, Index books, Les Echos
2008	Harcourt Assessment, OCO, NDF MoneyMedia, Longman Nigeria, Kl[illegible]	Data Management, Ft Deutschland, Business Standard
2009	Wall Street English, NTC, Intellipro, Fronter	
	$3.3bn	$3.6bn

PEARSON

Conclusions

Strong record of performance

Good long-term growth markets

Strong market positions

Clear strategy

PEARSON

PEARSON

BofA-ML TMT conference